FORM 3                    U.S. SECURITIES AND EXCHANGE
                             Washington, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of
           1935 or Section 20(f) of the Investment Company Act of 1949

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1.  Name and Address of Reporting Person

Kuo, James S., M.D.
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    (Last)                      (First)                   (Middle)

509 Madison Avenue, 14th Floor
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                                  (Street)

New York                    NY                      10022
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    (City)                     (State)                 (Zip Code)

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2.  Date of Event          4.  Issuer Name and Ticker or Trading Symbol
Requiring Statement
(Month/Day/Year)           Discovery Laboratories, Inc. ("Discovery")

11/25/97                   DSCO

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                           5.  Relationship of Reporting Person to Issuer
3.  IRS or Social                                   (Check all applicable)
Security Number of
Reporting Person            |X|  Director                 |_|  10% Owner
(Voluntary)
                            |X|  Officer (give title      |_|  Other (specify
                                              below)

                                 Chief Executive Officer & President
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6.  If Amendment, Date of
Original (Month/Day/Year)

_____________________________

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Table I - Non- Derivative Securities Beneficially Owned

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1.  Title of Security  2.  Amount of Securities  3.  Ownership Form:              4.  Nature of Indirect Beneficial
     (Instr. 4)             Beneficially Owned        Direct (D) or Indirect (I)       Ownership (Instr. 5)
                            (Instr. 4)                (Instr. 5)

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
Common Stock           132,313 (1)               D
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

    Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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1.  Title of Derivative Security  2.  Date Exercisable and     3.  Title and Amount of   4.  Conversion or  5.  Ownership form of
     (Instr. 4)                   Expiration Date (Month/Day/  Securities Underlying     Exercise Price of  Derivative Security:
                                  Year)                        Derivative Security       Derivative         Direct (D) or Indirect
                                                               (Instr. 4)                Security           (I)  (Instr. 5)
                                  ----------------------------------------------------
                                  Date              Expir-     Title          Amount or
                                  Exerci-           ation                     Number of
                                  sable             Date                       Shares
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
Non-Statutory Stock Option        1/1/97 (2)        1/1/2007   Common Stock   77,831     $0.60              D
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


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1.  Title of Derivative Security  6.  Nature of Indirect Beneficial Ownership
     (Instr. 4)                   (Instr. 5)


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Non-Statutory Stock Option
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Explanation of Responses:

(1) This number includes 99,235 shares that are subject to Discovery's right to repurchase in the event that Dr. Kuo's employment with Discovery is terminated prior to March 1999 and may not be sold or transferred prior to the lapse of Discovery's right to repurchase.

(2) This option is exercisable as to 19,457 of the option shares on January 1, 1997. The remaining 58,374 shares of the option are exercisable at a rate of 1/36 per month over a three year period commencing on January 31, 1997. The option expires on January 1, 2007.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


         /s/ James S. Kuo, M.D.                      December 2, 1997
      -----------------------------------                 Date
      ** Signature of Reporting Person

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.


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